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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

May 31, 2016

Re:	AC Immune SA

Registration Statement on Form F-1

Filed on May 31, 2015

CIK No. 0001651625

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated May 25, 2016 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, (i) a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on April 29, 2016 and (ii) three marked copies of the revised Exhibit 5.1 legal opinion filed as an exhibit to the Registration Statement showing changes from the Exhibit 5.1 legal opinion confidentially submitted to the Commission on November 23, 2015. The revised Exhibit 5.1 legal opinion addresses comment #2 contained in the Staff’s letter dated December 2, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	2	May 31, 2016

General

1.	We note that you have removed disclosure from the draft registration statement concerning a patent interference proceeding involving you, Genentech and AbbVie related to crenezumab. Please advise us as to the status and/or outcome of this proceeding and why you no longer believe that disclosure in the registration statement is required.

Response:	The Company acknowledges the Staff’s comment and respectively advises the Staff that the interference proceeding in which the Company and Genentech were involved with AbbVie related to crenezumab and certain U.S. and European patent applications was resolved in December 2015 without any material adverse impact on the Company. As such, the Company has removed references to the interference proceeding from the Registration Statement.

Capitalization, page 62

2.	Please explain why the amount of common shares “as further adjusted” is disclosed in the table as 47,804,292 since you state in the first paragraph that the “as adjusted” amount reflects the 1,401,792 of shares from the conversion of the Series E Private Placement Extension.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

3.	Please explain why the number of preferred shares issued and outstanding is shown in the table as 47,804,292 yet the total amount of preferred shares outstanding disclosed in the table on page F-17 is 37,175,250.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

Dilution, page 64

4.	Please explain why the as adjusted net tangible book value per share amounts disclosed in the table of 1.53 for both USD and CHF do not agree to the amounts disclosed in the second paragraph of CHF 1.75 and $1.76.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Registration Statement.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	3	May 31, 2016

Business

License Agreements and Collaborations

Alpha-synuclein and TDP-43 PET Imaging Tracers – Collaboration with Biogen, page 114

5.	We note that you have entered into a non-exclusive collaboration with Biogen covering your alpha-synuclein PET imaging tracer and future initiatives targeted at TDP-43 PET imaging tracers. We also note your statement on page 70 that you “will receive significant funding from Biogen.” Please expand your discussion of the agreement to disclose the following material terms of the agreement:

•	Termination provisions

•	Payment provisions, which may include the following:

¡	Up-front or execution payments received or paid

¡	Aggregate amounts paid or received to date under agreement

¡	Aggregate future potential milestone payments to be paid or received

¡	Royalty rates

¡	Profit or revenue-sharing provisions

Additionally, please file this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Reg. S-K. In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on the agreement.

Response:	The Company acknowledges the Staff’s comment and respectively advises the Staff that its business is not substantially dependent on its agreement with Biogen. While the agreement provides the Company with a technology access fee and reimbursement from Biogen for various research and development activities, those amounts are subject to a cap under the agreement and are not material to the Company. In addition, the collaboration is exploratory in nature and is being conducted on a non-exclusive basis, and the agreement does not restrict either Biogen or the Company from engaging in research and development activities with respect to the compounds and proteins that are the subject of the agreement. The Company also will retain all intellectual property rights to any products developed under the agreement for future commercialization. In this regard, the agreement does not provide for future potential milestone payments, royalty rates or profit or revenue-sharing provisions. For these reasons, the Company has concluded that it is not required to file this agreement as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. However, the Company has revised the disclosure on page 71 of the Registration Statement to delete the reference to “significant” funding from Biogen.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	4	May 31, 2016

Taxation, page 171

6.	We note that you will be providing opinions of counsel with respect to Swiss tax matters and U.S. tax matters. We note further that the disclosure on page 173 says that the description in this section is the opinion of Davis Polk & Wardwell LLP. Because this is the opinion of counsel, the disclosure should address and express a conclusion for each material tax consequence. We note that as currently drafted, the disclosure states that “generally” a certain tax consequence will apply or that counsel “expects” a certain tax consequence to occur. Please revise this section throughout to express a firm opinion for each material tax consequence. Please refer to Staff Legal Bulletin No. 19 (October 14, 2011).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Registration Statement.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	5	May 31, 2016

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Andrea Pfeifer, Chief Executive Officer

George Pavey, Chief Financial Officer

AC Immune SA